EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
March 11, 2014

Citizens, Inc. Subsidiary, Security Plan Life, completes purchase of
Magnolia Guaranty Life Insurance Company
and
Citizens, Inc. Reports Fourth Quarter and Full-Year 2013 Results
• Investor conference call scheduled for Wednesday, March 12, at 10 a.m. CDST

AUSTIN, TEXAS (March 11, 2014) – Citizens, Inc. (NYSE: CIA) - Subsidiary Security Plan Life completed the purchase of Magnolia Guaranty Life Insurance Company and Citizens, Inc. reported results today for the fourth quarter and full year ended December 31, 2013.

On March 7, 2014, Citizens, Inc. subsidiary, Security Plan Life Insurance Company (“Security Plan”), completed its acquisition of Magnolia Guaranty Life Insurance Company (“Magnolia”) of Ridgeland, Mississippi, for $5.23 million. Security Plan paid cash in exchange for 409,553 shares of Magnolia capital stock outstanding. In response to receiving the Mississippi Department of Insurance order approving the transaction, Rick D. Riley, CEO of Security Plan, said, “This Security Plan Life acquisition complements our home service segment. Magnolia customarily sells policies through independent funeral homes while Security Plan customarily sells through a debit route-based system. Together, we anticipate Mississippi clients will experience enhanced support from the affiliated companies.”

Rick D. Riley, Vice Chairman and President, said, “Our 2013 results are in line with expectations which are reflective of our past experience in our market niche and traditional product foundations.  The low interest rate environment continues to impact our results and our industry as investment yields are an integral component of our business operations. For the year, our consolidated insurance premiums increased 3.7%, driven largely by continued growth in our international business, where endowment products continue to be our strongest selling product. We have seen flat premium levels in our home service segment year over year but our average policy size has increased in 2013 compared to 2012.”

Riley added, “Our invested assets increased by 4.2% to $938 million from $901 million at year-end 2012 due to premium growth and increased yields on investments.  We reported investment income growth for the fourth quarter and full year as we obtained higher yields by investing in the municipal and corporate sectors in the current market.   Our portfolio is comprised primarily of fixed maturity investment grade bonds currently which are driving our overall yield just over 4.1% compared with 3.8% in 2012.”

(In thousands, except for per share amounts)	Q413	Q412	2013	2012
Premiums	$47,637	46,229	176,158	169,873
Net investment income	9,373	8,422	36,597	31,725
Net realized investment gains (losses), net	(390)	(911)	(247)	196
Change in fair value of warrants	—	137	—	451
Total revenue	56,866	54,070	213,636	202,759
Net income (loss) applicable to common stock	806	(297)	4,793	4,529
Net income (loss) per diluted share of Class A common stock	0.02	(0.01)	0.10	0.09
Diluted weighted average shares of Class A common stock	49,080	49,079	49,080	49,005
Operating income	$1,059	206	5,308	3,882

“Further, book value per share of Class A common stock decreased 6% to $4.91 at December 31, 2013, compared with $5.25 at year-end 2012.  The 2013 decrease was due primarily to fluctuations in the market values of bonds and stocks in our portfolio as interest rates rose thus reducing fair values on lower coupon securities,” Riley said.

Riley commented, “We recognized investment losses of $0.4 million in the quarter ending December 31, 2013 primarily related to sales of two bond mutual fund issues as new circumstances arose in December surrounding tax planning reviews. We reported net realized losses on investments for the full year of 2012 of $0.2 million compared to gains of $0.2 million for the three months and year ended.  No warrants were outstanding during 2013, as they were all exercised or expired during 2012.”

Turning to operating income, Riley noted, “Income for the year was boosted by improved investment yield as noted previously. In addition our claims experience was favorable in the current year compared to 2012 thereby reducing benefits and surrender expense."

Reconciliation of Net Income to Operating Income (a non-GAAP measure)
(in thousands, except for per share data)
	Q413	Q412	2013	2012
Net Income (loss)	$806	(297)	4,793	4,529
Items excluded in the calculation of operating income:
Net realized investment (gains) and losses	390	911	247	(196)
Changes in the fair value of warrants	—	(137)	—	(451)
Pre tax effect of exclusions	390	774	247	(647)
Tax effect at 35%	(137)	(271)	268	—
Operating income	$1,059	206	5,308	3,882

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the Fair Value Changes of Warrants and the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is informative, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t Life Insurance - Our Life Insurance segment primarily issues endowment and ordinary whole life insurance in U.S. Dollar-denominated amounts to foreign residents and domestically across the United States.

◦
Premiums – Life insurance premium revenues increased for the fourth quarter and full year of 2013, due to higher international first year and renewal premiums, which have experienced strong persistency as this block of business ages.  Improved new business performance in 2013 reflected strong sales from Colombia, Ecuador, Taiwan, and Venezuela.  Endowment sales represented $14.3 million or 73.0% of new first year premium as of December 31, 2013 compared to $14.3 million and 76.0% for the year in 2012. In addition, most of our life insurance policies contain a policy loan provision, which allows policyholders to utilize cash value of a policy to pay premiums and keep policies in force.

◦
Benefits and expenses – Life insurance benefits and expenses increased by 6.3%. Commission expense decreased 3.8% for the quarter but increased 4.6% for the year ended in 2013 due to the mix of renewals and new premium sales compared to the same periods last year. General expenses were down 8.0% for the quarter but rose 3.3% for the year compared to the same periods in 2012. The overall increase was in our self-insurance health plan claims and temporary labor cost increases in some operation areas. We recorded favorable claim experience which decreased 1.4% and was offset by an increase in surrender expenses and other policy benefits for the fourth quarter and full year of 2013. Amortization of deferred acquisition costs increased by 4.1% compared to 2012 as our persistency was lower this year and increased amortization.

t Home Service - Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system.

◦
Premiums – Home service premiums have remained flat in 2013 compared to 2012. The purchase of MGLIC as noted above is expected to fit well with our overall home service strategy and increase our presence in Mississippi which we believe will benefit overall sales in that state.

◦
Benefits and expenses – Home service benefits and expenses increased 1.8% as claims were up by 1.9% for the full year in 2013. We experienced favorable claims that were down 7.4% for the three months ended December 31, 2013. Property claims declined 12.9% to $2.0 million in 2013 compared to 2012 due to Hurricane Isaac, which impacted Louisiana policyholders in the later part of 2012. Our home service policyholders have been negatively impacted by the current economic conditions, including continued high levels of unemployment throughout the country. We have noted average policy face amount increased from $6,574 to $6,771 year over year.

INVESTMENTS

t Invested assets – Total invested assets including cash and cash equivalents grew 3.7% in 2013, reflecting additional premium income from new and renewal business and increased investment income over the past year.

◦	Fixed maturity securities represented 83.9% of the portfolio at year-end 2013, compared with 82.7% at year-end 2012.

◦	Equity security holdings decreased to $47.3 million at year-end 2013 from $53.7 million at year-end 2012 as we sold two bond mutual fund issues totaling approximately $6.0 million.

◦
Cash and cash equivalents represented 5.5% of total cash, cash equivalents and short-term invested assets at year-end 2013, down from 5.9% in 2012. These balances fluctuate based upon the timing of premium receipts and bond maturities, bond call activity and ultimate investment into fixed maturity investments.

t Investment income – Net investment income increased 11.2% and 15.3% for the quarter ended and full year of December 31, 2013.  The gains were due to higher average investment balances and yields increasing during the periods. The policy loan asset balance increased by 13.7% in 2013, resulting in an increase in policy loan income, a component of investment income.

◦	Yield - During 2013, invested assets increased 7.1% and the portfolio yield increased to 4.1% compared with 3.8% in 2012 as bond rates rose slightly.

◦
Duration - During 2013, the Company continued significant investments of bonds in state municipals and corporate utility sector issuers with credit ratings ranging from A A to BBB. The Company began increasing investments in investment-grade corporate, municipal bonds and shorter duration bond mutual funds two years ago to obtain higher yields. The average maturity of the fixed income bond portfolio was 12.0 years with an estimated effective maturity of 7.0 years as of December 31, 2013.

t Realized gains – We recorded net losses of $ 0.4 million as discussed above relative to 2013. There were no other than temporary impairments during 2013. We reported a gain of $0.2 million in 2012 and we recorded an other-than-temporary impairment for the three months and year ended December 31, 2012 totaling $1.3 million related to one issuer of bonds in the coal producing energy sector. In 2012, the Company sold equity mutual funds, which were previously impaired, and other securities for realized gains of $0.6 million for tax considerations.

INVESTOR CONFERENCE CALL

On Wednesday, March 12, Citizens will host a conference call to discuss operating results at 10 a.m. Central Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial (888) 503-8175 and ask to join the Citizens, Inc. call.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Information section under News Release & Publications following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2013, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Consolidated Statements of Comprehensive Income
(In thousands, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Revenues:
Premiums:
Life insurance	$45,955	44,562	169,683	163,170
Accident and health insurance	394	391	1,529	1,635
Property insurance	1,288	1,276	4,946	5,068
Net investment income	9,373	8,422	36,597	31,725
Realized investment gains (losses), net	(390)	(911)	(247)	196
Decrease (increase) in fair value of warrants	—	137	—	451
Other income	246	193	1,128	514
Total revenues	56,866	54,070	213,636	202,759
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders	16,198	18,166	64,427	64,656
Increase in future policy benefit reserves	21,967	18,883	74,220	66,676
Policyholders’ dividends	2,799	2,336	9,470	9,091
Total insurance benefits paid or provided	40,964	39,385	148,117	140,423
Commissions	11,050	11,234	40,477	39,398
Other general expenses	6,386	6,651	26,590	25,664
Capitalization of deferred policy acquisition costs	(8,297)	(8,544)	(29,398)	(29,074)
Amortization of deferred policy acquisition costs	4,764	5,152	18,511	17,845
Amortization of cost of customer relationships acquired	589	633	2,408	2,467
Total benefits and expenses	55,456	54,511	206,705	196,723
Income (loss) before income tax expense	1,410	(441)	6,931	6,036
Income tax expense (benefit)	604	(144)	2,138	1,507
Net income (loss)	$806	(297)	4,793	4,529
Per Share Amounts:
Basic and diluted earnings (loss) per share of Class A common stock	$0.02	(0.01)	0.10	0.09
Basic and diluted earnings per share of Class B common stock	$0.01	—	0.05	0.05
Other comprehensive income (loss):
Unrealized gains on available-for-sale securities:
Unrealized holding gains (losses) arising during period	(4,607)	(1,976)	(34,183)	15,130
Reclassification adjustment for (gains) losses included in net income	415	1,020	227	105
Unrealized gains (losses) on available-for-sale securities, net	(4,192)	(956)	(33,956)	15,235
Income tax expense (benefit) on unrealized gains on available-for-sale securities	(1,464)	(317)	(11,864)	5,520
Other comprehensive income (loss)	(2,728)	(639)	(22,092)	9,715
Comprehensive income (loss)	$(1,922)	(936)	(17,299)	14,244

Consolidated Statements of Financial Position
December 31,
(In thousands)

Assets	2013	2012
Investments:
Fixed maturities available-for-sale, at fair value (cost: $595,944 and $559,736 in 2013 and 2012, respectively)	$605,256	604,520
Fixed maturities held-to-maturity, at amortized cost (fair value: $223,533 and $193,739 in 2013 and 2012, respectively)	227,696	187,008
Equity securities available-for-sale, at fair value (cost: $45,883 and $52,744 in 2013 and 2012, respectively)	47,259	53,741
Mortgage loans on real estate	671	1,509
Policy loans	48,868	42,993
Real estate held for investment (less $1,429 and $1,287 accumulated depreciation in 2013 and 2012, respectively)	8,440	8,496
Other long-term investments	45	57
Short-term investments	—	2,340
Total investments	938,235	900,664
Cash and cash equivalents	54,593	56,299
Accrued investment income	12,251	10,304
Reinsurance recoverable	4,394	9,651
Deferred policy acquisition costs	146,691	135,569
Cost of customer relationships acquired	23,374	25,116
Goodwill	17,160	17,160
Other intangible assets	851	879
Federal income tax receivable	—	270
Property and equipment, net	6,662	7,383
Due premiums, net (less $1,429 and $1,345 allowance for doubtful accounts in 2013 and 2012, respectively)	11,209	10,527
Prepaid expenses	95	344
Other assets	765	782
Total assets	$1,216,280	1,174,948

Consolidated Statements of Financial Position, Continued
December 31,
(In thousands)

Liabilities and Stockholders’ Equity	2013	2012
Liabilities:
Future policy benefit reserves:
Life insurance	$834,269	762,319
Annuities	55,485	51,750
Accident and health	1,250	5,491
Dividend accumulations	13,662	11,962
Premiums paid in advance	32,560	27,455
Policy claims payable	9,488	11,015
Other policyholders' funds	7,982	9,440
Total policy liabilities	954,696	879,432
Commissions payable	2,562	2,606
Deferred federal income tax	1,704	17,301
Current federal income tax payable	590	—
Payable for securities in process of settlement	—	2,358
Other liabilities	10,919	10,143
Total liabilities	970,471	911,840
Stockholders' equity:
Common stock:
Class A, no par value, 100,000,000 shares authorized 52,215,852 shares issued and outstanding 2013 and 2012, including shares in treasury of 3,135,738 in 2013 and 2012	259,383	259,383
Class B, no par value, 2,000,000 shares authorized, 1,001,714 shares issued and outstanding in 2013 and 2012	3,184	3,184
Accumulated deficit	(12,542)	(17,335)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	6,795	28,887
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders' equity	245,809	263,108
Total liabilities and stockholders' equity	$1,216,280	1,174,948